R.D. Gillis Assistant Controller Tel: 587.476.3211 Fax: 403.237.2088 Email: randy.gillis@esso.ca

November 26, 2014

Mr. Brad Skinner

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A

Re:	Imperial Oil Limited

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 26, 2014

SEC Letter dated November 24, 2014

File No. 000-12014

Dear Mr. Skinner:

As follow-up to my telephone conversation with you on November 26, 2014 in which I requested an extension for Imperial Oil Limited to respond to the question in your letter of November 24, I am confirming our requested submission date of no later than December 15, 2014. We will endeavor to provide a response earlier if possible.

We believe the extended time will enable Imperial to adequately prepare and review the responses to your questions with management, auditors, legal counsel, and our Board.

Thank you.

Yours truly,

/s/ Randy D. Gillis

Imperial Oil Limited    237 – Fourth Avenue S.W.    PO Box 2480, Station M    Calgary, Alberta T2P 3M9